Exhibit 99.49

NOT FOR DISTRIBUTION IN THE UNITED STATES

Uranium Royalty Corp. Closes $30 million Initial Public Offering and Announces Listing on the TSX Venture Exchange

Vancouver, Canada (December 6, 2019) – Uranium Royalty Corp. (TSX-V: URC) (“URC” or the “Company”) is pleased to announce that it has completed its oversubscribed and upsized initial public offering (the “IPO”) and listing on the TSX Venture Exchange (“TSX-V”). The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000. Each Unit is comprised of one common share of the Company (a “Common Share”) plus one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share of the Company at an exercise price of $2.00 per share until December 6, 2024. URC’s Common Shares and Warrants are expected to commence trading on the TSX-V under the symbol “URC” and “URC.WT” on December 11, 2019.

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, and Sprott Capital Partners LP and Canaccord Genuity Corp. (collectively, the “Canadian Agents”), and H.C. Wainwright & Co., LLC (“H.C. Wainwright”, and together with the Canadian Agents, the “Agents”) as special U.S. agent. H.C. Wainwright is not registered as a dealer in any Canadian jurisdiction and accordingly, did not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. Sangra Moller LLP acted as legal counsel to URC and McCarthy Tétrault LLP acted as legal counsel to the Agents.

URC has granted the Agents an over-allotment option, exercisable in whole or in part, at the sole discretion of the Agents, at any time and from time to time, for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from URC at the Offering Price.

Additional information on the Company and the IPO can be found in the Company’s final prospectus dated November 22, 2019 as filed on SEDAR at www.sedar.com.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Units may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of URC in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:

Scott Melbye – Chief Executive Officer

Phone: +1 (952) 303-1778

Email: smelbye@uraniumroyalty.com

Corporate Office:

1030 West Georgia Street, Suite 1830,

Vancouver, BC, V6E 2Y3

Toll Free: 1.855.396.8222

Phone: 604.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including statements on the anticipated date the Company’s securities will commence trading on the TSX-V. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. Because forward-looking statements involve known and unknown risks, uncertainties and other factors, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. Forward-looking statements involve significant uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, without limitation, the ability of the Company to identify and execute future acquisitions on acceptable terms or at all, risks inherent to royalty companies, fluctuations in the market price of publicly listed shares held by the Company, currency fluctuations, uranium price volatility, title and permitting matters, risks related to the operators of the projects underlying the Company’s interests, political or economic developments in the countries in which the Company holds its royalty and other interests, litigation, general economic conditions and those other risks described in the Company’s final long form prospectus dated November 22, 2019 and other disclosure documents, available on SEDAR at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law. Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

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